NO ACT

DC

PE 12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 14, 2008

Peter M. Ziparo
Associate General Counsel,
Corporate and Securities
Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2008

Re: Visteon Corporation
Incoming letter dated December 21, 2007

Dear Mr. Ziparo:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Visteon by Convent Academy of the Incarnate Word. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sister Barbara Netek, IWBS
Councilor/Leadership Team
Convent Academy of the Incarnate Word
2930 South Alameda
Corpus Christi, TX 78404-2798

Visteon®

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

December 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2007 Visteon Corporation Proxy Statement
Stockholder Proposal from Convent Academy of the Incarnate Word
Rule 14a-8(e)(2) – Untimely Submission

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a stockholder proposal (the "Proposal") from Convent Academy of the Incarnate Word of Corpus Christi, Texas (the "Proponent")(**See Exhibit A**).

Visteon believes that the Proposal may properly be omitted from the proxy materials for Visteon's annual meeting of stockholders scheduled to be held on May 14, 2008 (the "2008 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Visteon's proxy statement for its 2007 annual meeting was dated and released on April 9, 2007 **(See Exhibit B)**. Pursuant to Rule 14a-8(e)(1), Visteon's proxy statement for its 2007 annual meeting informed stockholders that proposals for the 2008 Annual Meeting had to be received by December 11, 2007 to be considered for inclusion in Visteon's 2008 proxy statement **(See Exhibit B)**.

The Proposal was received by Visteon at its principal executive offices on December 18, 2007, which was after the December 11, 2007 deadline. As such, the Proposal is untimely and may be excluded from Visteon's proxy materials for its 2008 Annual Meeting. See, e.g., Visteon Corporation. (January 17, 2007)(staff permitted exclusion of proposal received after submission deadline for 2007 annual meeting); Visteon Corporation. (June 20, 2006)(staff permitted exclusion of proposal received after submission deadline for 2006 annual meeting); and Oxford Health Plans, Inc. (May 12, 1999)(staff permitted the exclusion of a proposal received three weeks after mailing of proxy materials). Please note that despite the Proposal being dated December 7, 2007, it was postmarked at 2 PM on December 10, 2007 at Corpus Christi, Texas and addressed to a location that has not been occupied by Visteon for several years, before finally being received by Visteon at its principal executive offices in Michigan on December 18, 2007.

* * *

We are sending the Proponent a copy of this submission, as notice indicating the procedural defect and advising him of our intent to exclude the Proposal from our proxy materials, and the Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the staff. Thank you very much for your attention and interest in this matter.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

Enclosures

Copy, with exhibits, to:

Sr. Barbara Netek, IWBS
Convent Academy of the Incarnate Word
2930 South Alameda
Corpus Christi, Texas 78404-2798

Jan D.

CONVENT ACADEMY OF THE INCARNATE WORD

2930 South Alameda
Corpus Christi, Texas 78404-2798

Telephone361/882-5413
Fax 361/883-2185

December 7, 2007

Michael F. Johnston
Chairperson and Chief Executive Officer
Visteon Corporation
5500 Auto Club Drive
Dearborn, MI 48126

REC'D DEC 18 2007

Dear Mr. Johnston,

Religious shareholders have been urging Visteon to adopt a comprehensive human rights policy.

I am hereby authorized to notify you of our intention to file a shareholder resolution with Visteon. The resolution asks the Board of Directors **RESOLVED**: shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2008.

Convent Academy of the Incarnate Word submits this resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will hold the stock through the date of the Visteon 2008 annual meeting.

Convent Academy of the Incarnate Word owns 345 shares of stock in the company. A letter from the custodian of our portfolio will follow to verify our ownership.

If you should, for any reason, desire to oppose the adoption of this proposal at the stockholders' annual meeting, please include in Visteon's 2008 proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations. Thank you for your attention to this. Sr. Susan Mika is considered the primary contact person for the groups which file this resolution. She can be reached at 210-348-6704 (phone).

We remain open to dialogue on this topic.

Sincerely,

Sister Barbara Netek, IWBS

Sister Barbara Netek, IWBS
Councilor/Leadership Team

Human Rights -Develop and Adopt Policies
2008 – Visteon Corp.

WHEREAS, Expectations of the global community are growing that companies need to have policies in place that promote and protect human rights within their areas of activity and sphere of influence, which helps promote and protect the company's reputation as a good corporate citizen.

"Headquartered in Van Buren Township, Michigan, we have global capabilities, with regional headquarters in Kerpen, Germany; Shanghai, China; and Sao Paulo, Brazil. We have a workforce of approximately 70,200 and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major region of the world." Form 10-K for the fiscal year ended December 31, 2004

Many companies have adopted ethical statements that apply to employee behavior while 152 companies worldwide have adopted explicit human rights policies that address a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2007)

Our company has a Code of Business Conduct, but the code does not address major corporate responsibility issues like human rights. Without a comprehensive human rights policy, our company faces reputational risks by operating in countries, such as China, where the rule of law is weak, where arbitrary arrest, detention, torture and extra-judicial executions occur and where factory workers in plants from which our company sources its products may be subject to degrading working conditions. (March 6, 2007; *U.S. State Department Country Human Rights Reports 2006*; http://www.state.gov/g/drl/rls/hrrpt/2006/78771.htm.

"Businesses are now finding that...they are being judged by the company they keep. As they rely more on outsourcing, they may be held responsible for the sins of their subcontractors," according to an Editorial in *The Economist* (January 24, 2004).

In July, 2005, United Nations Secretary General Kofi Annan appointed a Special Representative to identify and clarify human rights standards for corporations, focusing on existing initiatives, including the UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights (UN Norms). The UN Norms--covering a range of rights, including the right to equal opportunity, security of persons, rights of workers, respect for economic, social and cultural rights and obligations with regard to consumer and environmental protection---is an essential tool for corporations in developing and implementing human rights policies. (http://www1.umn.edu/humanrts/links/commentary-Aug2003.html)

RESOLVED: shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2008.

Supporting Statement
We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations where the company operates.

2. A report on the current system in place to ensure that the company's suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.

3. The company's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

CONVENT ACADEMY OF THE INCARNATE WORD
2930 South Alameda
Corpus Christi, TX 78404-2798

CORPUS CHRISTI
TX 784
10 DEC 2007 PM 2 T


USA First-Class

Michael F. Johnston
Chairperson and Chief Executive Officer
Visteon Corporation
5500 Auto Club Drive
Dearborn, MI 48126

48126+2683

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE:	WEDNESDAY, MAY 16, 2007
TIME:	11:00 AM EASTERN DAYLIGHT TIME
LOCATION:	HOTEL DU PONT 11th & MARKET STREETS WILMINGTON, DELAWARE USA

To Visteon Stockholders,

We invite you to attend our 2007 Annual Meeting of Stockholders at the Hotel du Pont. At this meeting, you and the other stockholders will be able to vote on the following proposals, together with any other business that may properly come before the meeting:

1. *Elect three directors to the Board of Directors.* The Board has nominated for re-election Patricia L. Higgins, Michael F. Johnston and Karl J. Krapek, all current Class I directors.

2. *Ratify the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm (or independent auditors) for fiscal year 2007.* PricewaterhouseCoopers LLP served in this same capacity in fiscal year 2006.

3. *Approve amendments to the company's Amended and Restated Certificate of Incorporation to declassify our Board of Directors.*

You may vote on these proposals in person or by proxy. If you cannot attend the meeting, we urge you to vote by proxy, so that your shares will be represented and voted at the meeting in accordance with your instructions. (See the attached proxy statement for details on voting by proxy.) Of course, if you attend the meeting, you may withdraw your proxy and vote your shares. Only stockholders of record at the close of business on March 22, 2007 will be entitled to vote at the meeting or any adjournment thereof.

By order of the Board of Directors

Heidi A. Sepanik

Heidi A. Sepanik
Secretary

Van Buren Township, Michigan
April 9, 2007

2008 STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder proposals that are intended to be included in the Company's proxy materials for the 2008 Annual Meeting must be presented pursuant to Securities and Exchange Commission Rule 14a-8 and received by the Secretary of the Company no later than December 11, 2007.

A stockholder that intends to present business at the 2008 Annual Meeting other than pursuant to Rule 14a-8, which may not be included in the Company's proxy materials, must comply with the requirements set forth in the Company's by-laws. Among other things, a stockholder must give written notice of its intent to bring business before the 2008 Annual Meeting to the Company no later than December 11, 2007. However, if the date for the 2008 Annual Meeting is more than 30 calendar days prior to, or after, May 16, 2008, then such written notice must be received no later than the tenth day following the day on which we announce the annual meeting date to the public. This written notice must contain specified information as set forth in the Company's By-Laws.

You may recommend any person to be a director by writing to the Secretary of the Company. The deadline for submitting written notice nominating a director is the same as that set forth above for other matters proposed to be presented at the 2008 Annual Meeting. This notice also must include, among other things, the name, age, address, occupations and stockholdings of the proposed nominee.

To the extent permitted, the Company may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such stockholder proposal or nomination.

MISCELLANEOUS

The Company has adopted a code of business conduct and ethics entitled, "Ethics and Integrity Policy", which is applicable to the directors and all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. A copy of the ethics policy, as well as the Corporate Governance Guidelines and charters of all standing Board committees, are available on our website at *www.visteon.com*, by contacting our Shareholder Relations department in writing at One Village Center Drive, Van Buren Township, MI 48111; by phone (877) 367-6092; or via email at vcstock@visteon.com.

Visteon's 2006 Annual Report, including its Annual Report on Form 10-K for the year ended December 31, 2006 (and consolidated financial statements), is being mailed to you with this proxy. **Stockholders may obtain, at no charge, an additional copy of our Annual Report on Form 10-K for the year ended December 31, 2006, including exhibits thereto, by contacting our Shareholder Relations department in writing at One Village Center Drive, Van Buren Township, MI 48111; by phone (877) 367-6092; or via email at *vcstock@visteon.com*.** Our periodic and current reports, including our Annual Report on Form 10-K, and any amendments thereto, are also available through our internet website at www.visteon.com/investors.

Securities and Exchange Commission rules allow us to send a single set of our annual report and proxy statement to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. These rules benefit both you and Visteon. It reduces the volume of duplicate information received at your household and helps to reduce Visteon's printing and mailing expenses. Each stockholder will continue to receive a separate proxy card or voting instruction card.

If your household received a single set of disclosure documents for this year, but you would prefer to receive your own copy, please contact our transfer agent, The Bank of New York, by calling their toll free number, (877) 881-5962.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Visteon Corporation
Incoming letter dated December 21, 2007

The proposal relates to human rights.

There appears to be some basis for your view that Visteon may exclude the proposal under rule 14a-8(e)(2) because Visteon received it after the deadline for submitting proposals. We note in particular your representation that Visteon did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Visteon omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END